          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 10, 1997

                                  $100,000,000

                         AMERICAN FINANCIAL GROUP, INC.
                       7 1/8% Senior Debentures Due 2007
                               ------------------

Interest payable June 15 and December 15                   Due December 15, 2007

    American Financial Group, Inc. ("AFG" or the "Company") is offering (the "Offering") $100,000,000 aggregate principal amount of 7 1/8% Senior Debentures due 2007 (the "Senior Debentures"). The Senior Debentures will be redeemable at any time at the option of the Company, in whole or in part, at a price equal to the sum of (i) the principal amount of Senior Debentures being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined herein), if any. The Senior Debentures will not be subject to any sinking fund.

 The Senior Debentures will be general unsecured obligations of the Company and will rank pari passu with other senior unsecured indebtedness of the Company
    (none at September 30, 1997). The Senior Debentures will be structurally subordinated to all indebtedness of the Company's subsidiaries, which indebtedness totaled approximately $390 million at September 30, 1997.
                               ------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-5 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SENIOR DEBENTURES.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  UNDERWRITING
                                                  PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                   PUBLIC          COMMISSIONS       COMPANY (1)
                                                -------------     -------------     -------------
Per Senior Debenture.........................      99.816%           0.650%            99.166%
Total........................................    $99,816,000        $650,000         $99,166,000

(1) Before deducting expenses of the Company estimated at $275,000.

     The Senior Debentures are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Senior Debentures will be ready for delivery in book entry form through the facilities of The Depository Trust Company on or about December 15, 1997 against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
                            BEAR, STEARNS & CO. INC.
                                                    DONALDSON, LUFKIN & JENRETTE
                                                    SECURITIES CORPORATION
          The date of this prospectus supplement is December 10, 1997.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus.

                                  THE COMPANY

     American Financial Group, Inc. ("AFG" or the "Company") is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products. AFG was formed through the combination of American Premier Underwriters, Inc. ("APU") and American Financial Corporation ("AFC") in a merger transaction completed in April 1995 (the "Merger"). At September 30, 1997, the Company had total assets of approximately $15.7 billion and shareholders' equity of $1.7 billion.

     AFG's property and casualty operations originated in 1872 and are the twentieth largest property and casualty group in the United States based on 1996 statutory net premiums written of $2.8 billion, with assets of nearly $9 billion and statutory capital and surplus of $1.7 billion. AFG has achieved outstanding results that consistently outperform insurance industry averages by focusing on highly specialized niche products and markets, supplemented with commercial lines coverages and personal automobile products.

     AFG's annuity operations are headed by American Annuity Group, Inc. ("AAG"). AAG specializes in the sale and servicing of tax-deferred annuities to employees of educational institutions and hospitals. In 1996, AAG's annuity premiums were $574 million and assets reached $7 billion.

     During 1996, AFG continued to strengthen its financial position by retiring approximately $300 million of AFC and APU debt which, coupled with the nearly $850 million of debt retired or replaced with lower cost debt in 1995, resulted in a 75% net reduction of aggregate debt since the Merger. Consequently, AFG's debt to total capital ratio at the parent holding company level improved to approximately 15% at the end of 1996. This trend has continued during the first nine months of 1997 as AFC retired $84.3 million of its 9 3/4% Debentures for $92.2 million in cash, APU repurchased $10.1 million of subordinated notes for $11.1 million in cash, and AAG redeemed its outstanding 9 1/2% Senior Notes for $42.5 million in cash, further reducing the ratio of debt to total capital to 11% at the parent holding company level.

                                  THE OFFERING

Securities Offered..............   $100 million aggregate principal amount of
                                   7 1/8% Senior Debentures due 2007 (the
                                   "Senior Debentures").

Maturity........................   December 15, 2007.

Interest Payment Dates..........   June 15 and December 15, commencing June 15,
                                   1998.

Ranking.........................   The Senior Debentures will be general
                                   unsecured obligations of the Company and will rank pari passu with other senior unsecured indebtedness of the Company (none at September 30, 1997). The Senior Debentures are structurally subordinated to indebtedness of the Company's subsidiaries, which indebtedness totaled approximately $390 million at September 30, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Optional Redemption.............   The Senior Debentures will be redeemable, in
                                   whole or in part, at the option of the
                                   Company at any time, at a redemption price equal to the sum of (i) the principal amount of Senior Debentures being redeemed plus interest thereon to the redemption date, and
                                   (ii) the Make-Whole Amount (as defined
                                   herein), if any. See "Description of Senior
                                   Debentures -- Optional Redemption."

Use of Proceeds.................   The net proceeds from the sale of the Senior
                                   Debentures offered hereby are expected to be approximately $98.9 million. The net proceeds will be used for general corporate purposes, which may include investment in insurance businesses and the repayment of other fixed rate securities of the Company and its subsidiaries. Pending application of the net proceeds as described herein, such net proceeds may be invested in short-term investments. See "Use of Proceeds."

                              RECENT DEVELOPMENTS

CORPORATE SIMPLIFICATION

     The Company was incorporated in July of 1997 to act as a holding company for the Company's subsidiaries. On December 2, 1997, the Company completed several transactions in furtherance of a plan to reduce corporate expenses and simplify the public company structure of certain subsidiaries (the "Corporate Simplification").

     To facilitate the Corporate Simplification, the shareholders of AFC Holding Company (formerly known as American Financial Group, Inc. and referred to here as "Old AFG") approved a plan of reorganization that provided for the formation of the Company to act as the public parent corporation of Old AFG and all of its subsidiaries. Old AFG shareholders received in exchange for each share of Old AFG common stock, a share of common stock of the Company. No material change in Old AFG's financial condition or in the rights of Old AFG security holders occurred as a result of the reorganization.

     Old AFG and American Financial Enterprises, Inc. ("AFEI") engaged in a merger transaction whereby the approximately 20% of the shares of AFEI not held by Old AFG were exchanged either for shares of Company common stock on a 1-for-1 basis or for $37.00 per share in cash. The Company will pay approximately $23 million and issue approximately 2.1 million shares of Company common stock in this transaction.

     A third component of the Corporate Simplification involved the merger of AFC, a subsidiary of which Old AFG owned 100% of the common stock and 76% of the voting equity securities, with a wholly-owned subsidiary of AFC. Pursuant to such merger, holders of AFC's Series F and Series G Preferred Stock elected to receive cash or shares of AFC Series J Preferred Stock. AFC will pay approximately $245 million and issue approximately 2.9 million shares of Series J Preferred Stock. The Series J Preferred Stock has a liquidation value of $25.00 per share and will pay an annual dividend of $2.00 per share.

SALE OF SUBSIDIARY

     On December 1, 1997, AFG completed the sale of the assets of its wholly-owned subsidiary, Millennium Dynamics, Inc., to a subsidiary of Peritus Software Services, Inc. for $30 million in cash and 2,175,000 shares of Peritus common stock. AFG estimates that its basis in the transaction plus fees and expenses related to the sale will be $15 million to $20 million.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

The summary financial information of AFG set forth below (in millions, except per share amounts) is derived from, and should be read in conjunction with, the financial statements and other financial information which are incorporated herein by reference. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                ---------------------       ---------------------------------------------------------
                                  1997       1996(A)          1996        1995        1994        1993        1992
                                ---------   ---------       ---------   ---------   ---------   ---------   ---------
EARNINGS STATEMENT DATA:
Total Revenues                  $ 2,968.2   $ 3,227.2       $ 4,115.4   $ 3,629.6   $ 2,104.3   $ 2,720.7   $ 3,928.9
Earnings (Loss) Before Income
  Taxes, Extraordinary Items
  and Accounting Change             254.5       355.6           353.3       246.9        43.6       262.0      (144.9)
Earnings (Loss):
  Before Extraordinary Items        158.1       261.1           262.0       190.4        18.9       224.7      (162.3)
  Extraordinary Items                (7.1)      (25.9)          (28.7)         .8       (16.8)       (4.6)         --
  Cumulative Effect of
    Accounting Change                  --          --              --          --          --          --        85.4
Net Earnings (Loss)                 151.0       235.2           233.3       191.2         2.1       220.1       (76.9)

EARNINGS (LOSS) PER COMMON
  SHARE (B):
  Before Extraordinary Items    $    2.65   $    4.30       $    4.31   $    3.87   ($    .24)  $    7.01   ($   6.66)
  Extraordinary Items                (.12)       (.43)           (.47)        .01        (.59)       (.16)         --
  Cumulative Effect of
    Accounting Change                  --          --              --          --          --          --        3.02
  Net Earnings (Loss)                2.53        3.87            3.84        3.88        (.83)       6.85       (3.64)

Cash Dividends Paid Per Share
  of Common Stock               $     .75   $     .75       $    1.00   $     .75          (c)         (c)         (c)

Ratio of Earnings to Fixed
  Charges (d)                        3.45        4.78            4.22        2.60        1.69        2.62        2.15

BALANCE SHEET DATA:
Total Assets                    $15,683.1   $14,954.4       $15,051.1   $14,953.9   $10,592.7   $10,077.5   $12,388.8
Long-term Debt                      390.9       663.8           517.9       882.1     1,106.7     1,054.0     2,009.2
Minority Interest (e)               672.0       315.4           494.4       314.4       105.5       109.2       812.7
Capital Subject to Mandatory
  Redemption                           --          --              --          --         2.9        49.2        27.7
Other Capital                     1,711.3     1,531.3         1,554.4     1,440.1       396.0       537.2       280.0

---------------

(a) Earnings for the nine months of 1996 include net realized gains of $197 million ($3.25 per share), principally from the sale of AFG's investment in Citicasters Inc., and a charge of $80 million ($1.31 per share) from a strengthening of the insurance reserves relating to asbestos and other environmental matters.

(b) The number of shares used for periods prior to April 1995 is the 28.3 million AFG shares issued in exchange for AFC shares in the merger transactions completed in April 1995.

(c) Prior to the April 1995 mergers involving AFC and American Premier Underwriters, Inc. ("APU") which created AFG, AFC's common stock was privately held by members of the Lindner family. In 1995, APU declared and paid cash dividends per share of $.25 prior to the mergers; it also declared cash dividends of $.91 in 1994, $.85 in 1993 and $.81 in 1992. AFG declared two quarterly $.25 per share dividends in 1995 subsequent to the mergers.

(d) Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings (excluding discontinued operations) the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of investees. Fixed charges include interest (excluding interest on annuity funds) amortization of debt discount and expense, preferred dividend requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor.

(e) Includes AFC preferred stock following the mergers in 1995 and preferred securities issued in 1996 and 1997 by trust subsidiaries.

                                  RISK FACTORS

     Prospective investors in the Senior Debentures should consider carefully all of the information set forth in or incorporated by reference into this Prospectus Supplement and the Prospectus and, in particular, the following, before making an investment.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     AFG, AFC and APU are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing expenditures for administrative expenses, corporate services, the payment of principal and interest on borrowings and, with respect to AFC, for dividends on AFC preferred stock. They rely primarily on dividends and/or tax payments from their subsidiaries for funds to meet their obligations.

     Payments of dividends by the insurance subsidiaries of AFC and APU are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval from the applicable state Departments of Insurance. In 1996, AFG's insurance company subsidiaries paid approximately $400 million in dividends, including approximately $190 million of dividends paid with prior approval. Without prior Department of Insurance approval, the maximum dividends that can be paid in 1997 by AFG's insurance subsidiaries is approximately $225 million. In the first nine months of 1997, AFG's insurance subsidiaries have paid $135 million in dividends, including approximately $32 million paid with prior approval. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, each state Department of Insurance has broad discretion to limit the payment of dividends by insurance companies domiciled in that state.

     AFG believes that the amounts currently available through dividends and tax payments without approval are sufficient to meet the expenditures of AFG, AFC and APU. A prolonged material decline in insurance subsidiary profits or materially adverse insurance regulatory developments, however, could subject AFG, AFC or APU to shortages of cash because of their inability to receive dividends from subsidiaries.

CYCLICALITY OF THE INSURANCE INDUSTRY; IMPACT OF CATASTROPHES

     AFG's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in their results of operations. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately eight years. The underwriting results for AFG's property and casualty operations have been adversely affected by this downcycle, particularly in unfavorable pricing in certain standard commercial lines of business.

     As with other property and casualty insurers, AFG's operating results can be adversely affected by unpredictable catastrophe losses. AFG's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Total net losses to AFG's insurance operations from catastrophes were approximately $18 million during the first nine months of 1997; $85 million in the year 1996; $70 million in 1995; $56 million in 1994; $30 million in 1993; and $45 million in 1992.

REGULATION

     AFG's insurance subsidiaries are regulated under the insurance and insurance holding company laws of their states of domicile and other states in which they operate. These laws, in general, require approval of the particular insurance regulators prior to certain actions by the insurance companies, such as the payment of dividends in excess of statutory limitations (as discussed under "Holding Company Structure; Dividend Restrictions" above) and certain transactions and continuing service arrangements with affiliates. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner who has broad statutory powers with respect to the granting and revoking of licenses, approvals of premium rates, forms of insurance contracts and types and amounts of business which may be conducted in light of the policyholders' surplus of the particular company. The statutes of most states provide for the filing of premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. The commissioner generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could have an adverse impact on the operations of the Company's insurance subsidiaries.

     The National Association of Insurance Commissioners has adopted the Risk Based Capital For Insurers Model Act (the "Model Act") which applies to both life and property and casualty companies. The risk-based capital formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptably low expectation of becoming financially impaired. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." The risk-based capital formulas became effective in 1993 for life companies and in 1994 for property and casualty companies.

RATINGS; COMPETITION

     A.M. Best, publisher of Best's Insurance Reports, Property-Casualty, has given AFG's principal insurance subsidiaries a rating of "A" (Excellent). Although some of the large insurance companies against which these insurers compete have higher ratings, management believes that the current rating is adequate to enable them to compete successfully. A downgrade in the A.M. Best rating below "A" (Excellent) could adversely affect their competitive position.

     Great American Life Insurance Company ("GALIC"), the principal insurance subsidiary of American Annuity Group, Inc., is rated "A" (Excellent). Management believes that a rating in the "A" category is necessary to successfully market tax-deferred annuities to public education employees and other not-for-profit groups, the markets in which GALIC competes. A downgrade in the A.M. Best rating below the "A" category could materially and adversely affect the competitive position of GALIC.

     Prospective investors should realize that the ratings discussed above are in no way a measure of protection offered to such investors, but are intended to indicate the ability of certain of AFG's insurance subsidiaries to pay insurance claims.

INVESTMENT PORTFOLIO; EFFECTS OF CHANGES IN INTEREST RATES

     AFG's investment portfolio consists primarily of fixed maturity securities, such as investment grade, publicly traded corporate debt securities and mortgage-backed securities. At September 30, 1997, 93% of AFG's investment portfolio was invested in fixed maturity securities, of which approximately 24% was invested in mortgage-backed securities. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations in a period of declining interest rates.

     ANNUITY PRODUCT CONCENTRATION; POTENTIAL IMPACT OF FUTURE CHANGES IN FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS

     GALIC's business is primarily the sale of tax-deferred annuities. Current federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by an annuitant. Taxes, if any, are payable on the accumulated tax-deferred earnings when those earnings are paid to the annuitant. If the federal income tax laws were to change so that accumulated earnings on annuity products do not enjoy the tax deferral described above, or such that other savings and investment products were to achieve similar tax deferral status, or such that tax rates were significantly lowered so that the annuitant's ability to defer income tax on annuity earnings was no longer a significant factor for the policyholder, consumer demand for the affected annuity products could decline materially or be eliminated. From time to time, proposals to one or more of these effects have been made in Congress and no assurance can be given that a tax law change will not occur in the future. If the demand for its annuity products were to decrease significantly for any reason, GALIC's operations and financial condition could be materially and adversely affected.

     In August 1996, a new federal law became effective which expanded the ability of not-for-profit organizations to offer non-qualified deferred compensation plans to their employees. The full impact of this change is impossible to predict. However, if the increased availability of these plans reduces the demand for annuities qualified under Section 403(b) of the Internal Revenue Code, GALIC's business could be adversely affected. In addition, new federal tax legislation was enacted in August 1997. AAG management believes that such tax legislation primarily impacts variable annuity products which GALIC did not offer until 1996, and the sales of which have been less than 10% of AAG's revenues. As a result, AAG does not believe that such legislation will have a material effect on its business.

ADEQUACY OF INSURANCE LOSS RESERVES

     The insurance subsidiaries of AFG establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to asbestos and environmental ("A&E") claims, such reserves are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation.

     Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

     Certain of AFG's insurance subsidiaries, including Great American Insurance Company, face liabilities for A&E claims. A&E claims arise out of general liability and commercial multi-peril policies issued prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by such policies.

     The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. AFG extends its definition of A&E claims to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects) and other latent injuries.

     Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when a loss is deemed to have occurred, what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future and that, as a result, a reasonable estimate of ultimate liability for A&E exposure is not possible at this time. The reserves for A&E exposures for AFG's insurance subsidiaries are reevaluated regularly based on an analysis of the insurers' exposures, together with industry reserving levels and financial reporting principles.

     During 1995 and 1996, a number of insurers recorded large reserve increases for A&E exposures. By the end of 1995, the industry's three-year survival ratio (reserves divided by three-year average annual paid losses) for A&E claims had increased from a multiple of six times in recent years to more than nine times. In the third quarter of 1996, AFG strengthened its A&E reserve to approximately
10.5 times average annual paid losses based upon these revised insurance industry standards for reserving such claims. This action resulted in a non-cash, pretax charge of approximately $80 million. AFG's A&E reserves (net of reinsurance recoverable) at December 31, 1996 were approximately $340 million.

     AFG regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in reserves previously established.

REINSURANCE

     AFG relies to a certain extent on the use of reinsurance to limit the amount of risk it retains. The availability and cost of reinsurance are subject to prevailing market conditions which are beyond AFG's control and which may affect its level of business and profitability. As of December 31, 1996, AFG had reinsurance recoverables of approximately $720 million, representing estimated amounts recoverable from reinsurers pertaining to paid and unpaid claims. AFG is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve AFG of its liability to insureds.

USX LITIGATION

     In May 1994, lawsuits were filed against APU by USX Corporation ("USX") and its former subsidiary, Bessemer and Lake Erie Railroad Company ("B&LE"), seeking contribution by APU, as the successor to the railroad business conducted by Penn Central Transportation Company ("PCTC") prior to 1976, for all or a portion of the approximately $600 million that USX paid in satisfaction of a judgment against B&LE in 1991 for its participation in an unlawful antitrust conspiracy among certain railroads commencing in the 1950's and continuing through the 1970's. The lawsuits argue that USX's liability for that payment was attributable to PCTC's alleged activities in furtherance of the conspiracy. APU argued that the lawsuits were barred by an order issued in connection with PCTC's bankruptcy reorganization.

     In May 1996, the U.S. Supreme Court declined to hear APU's petition with respect to the bankruptcy bar issue, thereby permitting USX's lawsuits to proceed. APU and its outside counsel continue to believe that APU has substantial defenses and should not suffer a material loss as a result of this litigation.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company at September 30, 1997, and as adjusted to give pro forma effect to the sale of the Senior Debentures by AFG.

                                                                          SEPTEMBER 30, 1997
                                                                       ------------------------
                                                                       HISTORICAL    PRO FORMA
                                                                       ----------    ----------
                                                                            (IN THOUSANDS)
Long-term debt:
  Direct obligations of AFG..........................................  $        -    $  100,000
  Obligations of AFG subsidiaries:
     American Financial Corporation (parent only)....................      88,586        88,586
     American Premier Underwriters (parent only).....................     155,133       155,133
     American Annuity Group, Inc.....................................      84,966        84,966
     Other subsidiaries..............................................      62,168        62,168
                                                                        ---------     ---------
          Total long-term debt.......................................     390,853       490,853
Minority interest(a).................................................     671,989       671,989
Shareholder's equity:(a)
  Common Stock and capital surplus...................................     780,642       780,642
  Retained earnings..................................................     612,433       612,433
  Net unrealized gain on marketable securities, net of deferred
     income tax......................................................     318,200       318,200
                                                                        ---------     ---------
          Total shareholders' equity.................................   1,711,275     1,711,275
                                                                        ---------     ---------

Total capitalization.................................................  $2,774,117    $2,874,117
                                                                        =========     =========

---------------

(a) Minority interest represents the interests of noncontrolling shareholders in AFG subsidiaries, including AFC preferred stock and preferred securities issued by trust subsidiaries of AFG. The above table does not give effect to the Corporate Simplification completed on December 2, 1997, which had the effect of decreasing minority interest by $167 million and shareholder's equity by approximately $85 million.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of Senior Debentures offered hereby are expected to be used for general corporate purposes, which may include investment in insurance businesses and the repayment of other fixed rate securities of the Company and its subsidiaries. Until the net proceeds are used for these purposes, the Company may deposit them in interest-bearing accounts or invest them in short-term marketable securities.

                        DESCRIPTION OF SENIOR DEBENTURES

     The following description of the particular terms of the Senior Debentures offered hereby (referred to in the Prospectus as "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Senior Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Senior Debentures are to be issued as a series of Senior Debt Securities under the Indenture, dated as of November 12, 1997, as supplemented to date, between the Company and Star Bank, N.A., as Trustee (the "Trustee"), which is also described in the accompanying Prospectus.

     The following statements are summaries of certain terms of the Senior Debentures adopted pursuant to the provisions of, and incorporated into, the Indenture. These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Senior Debentures which will be filed as exhibits to the Company's Current Report on Form 8-K dated December 12, 1997, which will be incorporated by reference in the accompanying Prospectus.

     The Senior Debentures will be general unsecured obligations of the Company and will rank pari passu with other senior unsecured indebtedness of the Company. The Senior Debentures are structurally subordinated to all indebtedness of the Company's subsidiaries.

PRINCIPAL, MATURITY, INTEREST AND DENOMINATION

     The Senior Debentures will be limited to $100 million aggregate principal amount and will mature on December 15, 2007. The Senior Debentures will bear interest per annum from December 15, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1998, to the person in whose name a Senior Debenture is registered at the close of business on June 1 or December 1, as the case may be, next preceding such Interest Payment Date. The Senior Debentures will be issued in book entry form in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     The Senior Debentures will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the sum of (i) the principal amount of the Senior Debentures being redeemed plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Senior Debentures.

     "Make-Whole Amount" means, in connection with any optional redemption of any Senior Debentures, the excess, if any, of (i) the sum, as determined by a Quotation Agent (as defined herein) of the present values of the principal amount of such Senior Debentures, together with scheduled payments of interest from the redemption date to the Stated Maturity of the Senior Debentures, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) over (ii) 100% of the principal amount of the Senior Debentures to be redeemed.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, calculated on the third Business Day preceding the redemption date, plus in each case 0.20% (20 basis points).

     "Comparable Treasury Issue" means the U.S. Treasury 6.125% Note due August 15, 2007. If such security shall cease to be outstanding then Comparable Treasury Issue shall mean the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the Stated Maturity Date of the Senior Debentures that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Debentures.

     "Quotation Agent" means the Reference Treasury Dealer selected by the Indenture Trustee after consultation with the Company. "Reference Treasury Dealer" means a primary U.S. Government securities dealer.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Indenture Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any prepayment date, the average, as determined by the Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

BOOK-ENTRY, DELIVERY AND FORM

     The Senior Debentures will initially be issued in the form of one Global Debenture (the "Global Debenture") held in book-entry form. The Global Debenture will be deposited on the date of the closing of the sale of the Senior Debentures offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company ("DTC" or the "Depository") and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the "Global Debenture holder").

     DTC has advised the Company that it is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other similar entities (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

     Under the Indenture, beneficial owners of Senior Debentures evidenced by the Global Debenture will not be considered the owners or holders thereof for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee or receiving notices thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depository or any of its Participants or Indirect Participants or for maintaining, supervising or reviewing any records of the Depository or any of its Participants or Indirect Participants relating to the Senior Debentures.

     A Global Debenture may not be transferred except as a whole by DTC to a nominee of DTC. A Global Debenture representing Senior Debentures is exchangeable only if (1) DTC notifies the Company that it is unwilling or unable to continue as a Depository for such Global Debenture or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (2) the Company in its sole discretion determines that some or all such Global Debentures shall be exchangeable or (3) there shall have occurred and be continuing an Event of Default or an event which with the giving of notice or lapse of time or both would constitute an Event of Default with respect to the Senior Debentures represented by such Global Debentures. Any Global Debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for certificates in definitive form representing Senior Debentures in authorized denominations and registered in such names as the Depository holding such Global Debenture shall direct. Subject to the foregoing, the Global Debenture is not exchangeable, except for a Global Debenture of like denomination to be registered in the name of the Depository or its nominee.

     Payments in respect of the principal of and interest on any Senior Debentures registered in the name of the Global Debenture holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Debenture holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Senior Debentures, including the Global Debenture, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsiblity or liability for the payment of such amounts to beneficial owners of the Senior Debentures (including principal or interest). DTC has informed the Company, however, that it is currently the policy of the Depository to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners of the Senior Debentures will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement dated December 10, 1997 (the "Underwriting Agreement"), to purchase from the Company the principal amount of Senior Debentures set forth opposite their respective names below:

                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
                                                                                    SENIOR
                                UNDERWRITER                                       DEBENTURES
----------------------------------------------------------------------------     ------------
Credit Suisse First Boston Corporation......................................     $ 33,400,000
Bear, Stearns & Co. Inc. ...................................................       33,300,000
Donaldson, Lufkin & Jenrette Securities Corporation.........................       33,300,000
                                                                                 ------------
  Total.....................................................................     $100,000,000
                                                                                 ============

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Senior Debentures are subject to certain conditions and that if any of the Senior Debentures are purchased by the Underwriters pursuant to the Underwriting Agreement all the Senior Debentures agreed to be purchased by the Underwriters must be so purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose to offer the Senior Debentures offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers (who may include Underwriters) at such public offering price less a concession of 0.40% of the principal amount per Senior Debenture. The Underwriters and such dealers may allow a discount to certain other dealers of 0.25% of the principal amount per Senior Debenture. After the initial public offering of the Senior Debentures, the public offering price and such concessions may be changed by the Underwriters.

     The Senior Debentures are a new issue of securities and there is no public market for them. The Company does not intend to apply for listing of the Senior Debentures on any national securities exchange or for quotation of the Senior Debentures on any automated quotation system. The Company has been advised by the Underwriters that they intend to make a market in the Senior Debentures; however, they are not obligated to do so, and market making with respect to the Senior Debentures may be discontinued at any time, for any reason, without notice. There can be no assurance that an active public market for the Senior Debentures will develop or, if a market does develop, at what prices the Senior Debentures will trade.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

     The Underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Senior Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Senior Debentures originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Senior Debentures to be higher than it would otherwise be in the absence of such transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Senior Debentures in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities' regulatory authorities in each province where trades of Senior Debentures are effected. Accordingly, any resale of the Senior Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Senior Debentures.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Senior Debentures in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Senior Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer of such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Senior Debentures to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Senior Debentures acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Senior Debentures acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Senior Debentures should consult their own legal and tax advisers with respect to the tax consequence of an investment in the Senior Debentures in their particular circumstances and with respect to the eligibility of the Senior Debentures for investment by the purchaser under relevant Canadian legislation.

PROSPECTUS

                                  $500,000,000

                         AMERICAN FINANCIAL GROUP, INC.

                        DEBT SECURITIES AND COMMON STOCK
                                      AND

                      AMERICAN FINANCIAL CAPITAL TRUST II
   PREFERRED SECURITIES GUARANTEED TO THE EXTENT SET FORTH HEREIN BY AMERICAN
                             FINANCIAL GROUP, INC.

     American Financial Group, Inc. ("AFG" or the "Company") may from time to time offer, together or separately, (i) in one or more series, unsecured debt securities which may be either senior or subordinated debt securities (together, the "Debt Securities"), consisting of debentures, notes and/or other evidences of indebtedness and (ii) shares of its Common Stock, without par value ("Common Stock"), in amounts, at prices and on terms to be determined at the time of the offering.

     American Financial Capital Trust II, a statutory business trust formed under the laws of the State of Delaware (the "Trust"), may from time to time offer preferred securities, representing undivided beneficial interests in the assets of the Trust ("Preferred Securities"). The payment of periodic cash distributions ("Distributions") with respect to Preferred Securities will be made from moneys held by the Trust, and payments on liquidation, redemption or otherwise with respect to such Preferred Securities, will be guaranteed (a "Trust Guarantee") by the Company to the extent described herein. See "Description of Trust Guarantee." The Company's obligations under the Trust Guarantee will rank junior and subordinate in right of payment to all other liabilities of the Company and pari passu with its obligations under the senior-most preferred or preference stock of the Company. See "Description of Trust Guarantee -- Status of Trust Guarantees." The proceeds from the offering of Preferred Securities and Common Securities (as defined herein) by the Trust will be invested in subordinated debt securities of the Company. The subordinated debt securities purchased by the Trust may be subsequently distributed pro rata to holders of Preferred Securities and Common Securities in connection with the dissolution of the Trust, upon the occurrence of certain events as may be described in an accompanying supplement to the prospectus ("Prospectus Supplement").

     The Debt Securities, Common Stock and Preferred Securities (collectively the "Securities") may be offered as separate series or issuances at an aggregate initial public offering price not to exceed $500,000,000 or, if applicable, the equivalent thereof in one or more foreign currencies or in amounts determined by reference to an index as shall be designated by the Company or the Trust. While the amount of the various Securities to be offered, as well as the prices and terms of issuance, will be determined in light of market conditions at the time of sale, none of the Debt Securities, Common Stock nor Preferred Securities will individually exceed an initial public offering price of $300,000,000.

     Specific terms of the particular Securities covered by this Prospectus will be set forth in a Prospectus Supplement which will describe, where applicable,
(i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated debt securities, denominations, maturity, any interest rate and method of calculating payment of any interest, dates on which any premium or any interest is payable, any terms for redemption, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any right of the Company to defer payment of interest on the Debt Securities, and the maximum length of such deferral period, subordination terms, currency or currencies of denomination and payment, if other than U.S. dollars, the purchase price, any listing on a securities exchange and any other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is delivered; (ii) in the case of Common Stock, the number of shares offered and the terms of the offering and sale thereof, (iii) in the case of Preferred Securities, the specific designation, number of securities, liquidation preference per security, the purchase price, any listing on a securities exchange, distribution rate (or method of calculation thereof), dates on which distributions shall be payable and dates from which distributions shall accrue, any voting rights, terms for any conversion or exchange into other securities, any redemption, exchange or sinking fund provisions, any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Securities and the terms upon which the proceeds of the sale of the Preferred Securities shall be used to purchase a specific series of Debt Securities of the Company. The Debt Securities may be issued in registered or bearer form, or both. If so specified in the applicable Prospectus Supplement, Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Securities may be sold by the Company or the Trust directly, or to or through underwriters or through dealers or agents. See "Plan of Distribution." The names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is December 10, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE TRUST OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Securities. This Prospectus does not contain all the information, exhibits and undertakings contained in the Registration Statement, to which reference is hereby made. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement. Reference is made to the exhibits for a more complete description of the matter involved. Such reports, proxy and information statements, the Registration Statement and other information filed with the Commission by AFG may be inspected at and obtained from the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Avenue, Chicago, Illinois, and at 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. Such material may also be accessed electronically by means of the Commission's home page on the World Wide Web located at http://www.sec.gov. In addition, material filed by the Company can be obtained and inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 (the "NYSE"), on which AFG's Common Stock is listed.

     No separate financial statements of the Trust have been included or incorporated by reference herein. The Company does not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of the Trust will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) the Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in its assets and investing the proceeds thereof in Debt Securities issued by the Company, and
(iii) the obligations of the Trust under the Preferred Securities are fully and unconditionally guaranteed by the Company to the extent that the Trust shall have funds available to meet such obligations. See "Description of Preferred Securities" and "Description of Trust Guarantees."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference certain documents relating to the Company which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available, without charge, on oral or written request by any person to whom this Prospectus is delivered. Written or telephone requests should be directed to Fred J. Runk, Senior Vice President and Treasurer, One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-2488. The following documents, which have been filed by the Company's predecessor (File No. 1-11453) with the Commission, are hereby incorporated by reference in this Prospectus:

           (i) Annual Report on Form 10-K for the year ended December 31, 1996, as amended on April 30, 1997 and October 29, 1997;

           (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

          (iii) Current Report on Form 8-K dated July 14, 1997.

     The Company's Current Report on Form 8-K dated December 3, 1997 (File No. 1-13653) is hereby incorporated by reference in this Prospectus.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     American Financial Group, Inc. ("AFG" or the "Company") is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance. AFG's property and casualty operations originated in 1872 and are the twentieth largest property and casualty group in the United States based on 1996 statutory net premiums written of $2.8 billion. At September 30, 1997, the Company had total assets of $15.7 billion and shareholders' equity of $1.7 billion.

                                   THE TRUST

     The Trust is a statutory business trust formed under Delaware law pursuant to (i) a declaration of trust (the "Declaration") executed by the Company as sponsor for such trust (the "Sponsor"), and the Trustees (as defined herein) of such trust and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware on February 4, 1997. The Trust will engage solely in the following activities: (i) issuing and selling the Preferred Securities and common securities representing undivided beneficial interests in the assets of the Trust (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities"), (ii) using the gross proceeds from the sale of the Trust Securities to acquire the Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. All of the Common Securities will be directly or indirectly owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that, if an event of default under the Declaration has occurred and is continuing, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will directly or indirectly acquire Common Securities, in an aggregate liquidation amount equal to at least 3% of the total capital of the Trust.

     The Trust's business and affairs will be conducted by the trustees (the "Trustees") appointed by the Company as the direct or indirect holder of all of the Common Securities. The holder of the Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees of the Trust. The duties and obligations of the Trustees shall be governed by the Declaration. The Trust will have three Trustees (the "Regular Trustees") who are employees or officers of or who are affiliated with the Company. One Trustee of the Trust will be a financial institution that is not affiliated with the Company and has a minimum amount of combined capital and surplus of not less than $50,000,000, which shall act as property trustee and as indenture trustee for the purposes of compliance with the provisions of Trust Indenture Act of 1939 (the "Trust Indenture Act"), pursuant to the terms set forth in the applicable Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one Trustee of the Trust will be an entity having a principal place of business in, or a natural person resident of, the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to the Trust and the offering of the Trust Securities.

     The Property Trustee for the Trust is The Bank of New York and its principal corporate trust office is at 101 Barclay Street, 21st Floor, New York, New York 10286, Attention: Corporate Trust Trustee Administration. The Delaware Trustee for the Trust is The Bank of New York (Delaware) and its address in the State of Delaware is White Clay Center, Route 273, Newark, Delaware 19711. The Delaware Trustee is an affiliate of the Property Trustee. The address for the Trust is c/o American Financial Group, Inc., the Sponsor of the Trust, at the Company's corporate headquarters located at One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-2121.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds received by the Company from the sale of any Debt Securities (including Debt Securities sold to the Trust) or Common Stock offered hereby are expected to be used for general corporate purposes, which may include investment in insurance businesses and the repayment of outstanding debt of the Company and its subsidiaries. Until the net proceeds are used for these purposes, the Company may deposit them in interest-bearing accounts or invest them in short-term marketable securities. The specific allocations, if any, of the proceeds of any of the Securities will be described in the Prospectus Supplement relating thereto.

     The proceeds from any sale of Preferred Securities by the Trust will be invested in Debt Securities of the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges for the Company and its subsidiaries. Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings (excluding discontinued operations) the fixed charges and minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of investees. Fixed charges include interest (excluding annuity benefits), amortization of debt discount and expense, preferred dividend requirements of subsidiaries and a portion of rental expense deemed to represent the interest factor.

                                                 NINE MONTHS
                                                    ENDED
                                                  SEPTEMBER
                                                     30,               YEAR ENDED DECEMBER 31,
                                                 ------------    ------------------------------------
                                                 1997    1996    1996    1995    1994    1993    1992
                                                 ----    ----    ----    ----    ----    ----    ----
Historical ratio of earnings to fixed
  charges......................................  3.45    4.78    4.22    2.60    1.69    2.62    2.15

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to those Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), the Senior Debt Securities will be issued under an Indenture (the "Senior Indenture") to be executed by the Company and Star Bank, N.A., Cincinnati, Ohio, as trustee (the "Senior Debt Trustee"). In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), the Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be executed by the Company and The Bank of New York, as trustee (the "Subordinated Debt Trustee") under the Subordinated Indenture. Subordinated Debt Securities, if issued, will be initially issued to the Trust in connection with an offering of Preferred Securities. The Senior Debt Trustee and the Subordinated Debt Trustee are sometimes referred to herein individually as the "Trustee" or collectively as the "Trustees." The Senior Indenture and the Subordinated Indenture, as each may be amended or supplemented from time to time, are sometimes referred to herein individually as the "Indenture" or collectively as the "Indentures". The statements made under this caption relating to the Debt Securities and the Indentures are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the form of Indenture and the terms of the Debt Securities filed with the Commission. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein, such terms are incorporated by reference from the Indentures as part of the statements made herein. Summaries of certain terms used herein will be included in the Prospectus Supplement relating to the issuance of any particular series of Debt Securities.

     Except as may be set forth in the terms of the Debt Securities and described in the Prospectus Supplement relating to such Debt Securities, the Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that additional Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the title of the Debt Securities; (ii) the aggregate principal amount and authorized denominations of the offering; (iii) the price at which the Debt Securities will be issued; (iv) the date or dates on which the Debt Securities will mature (or manner of determining the same); (v) the rate or rates per annum, if any, at which the Debt Securities will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (vi) certain covenants which will be applicable to the offered Debt Securities; (vii) the times at which any interest will be payable (or manner of determining the same) and the Regular Record Dates for Interest Payment Dates;
(viii) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency, as described below under "Denominations, Registration and Transfer," where the Debt Securities may be presented for transfer or exchange; (ix) any mandatory or optional sinking fund or analogous provisions; (x) the date, if any, after which, and the price at which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (xi) the terms and conditions upon which the Debt Securities may be repayable prior to maturity at the option of the holder thereof and the price at which such Debt Securities are so repayable; (xii) any provisions regarding exchangeability or conversion of the Debt Securities; (xiii) information with respect to book-entry procedures, if any; (xiv) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; and (xv) any other additional provisions or specific terms which may be applicable to such Debt Securities.

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Neither the Senior Indenture nor the Subordinated Indenture contain provisions that afford the holders of the Senior Debt Securities or Subordinated Debt Securities protection in the event of a highly leveraged transaction involving the Company or other similar transaction that may adversely affect such holders.

PROVISIONS APPLICABLE TO THE SENIOR DEBT SECURITIES

     DENOMINATIONS, REGISTRATION AND TRANSFER. Unless otherwise indicated in the applicable Prospectus Supplement, the Senior Debt Securities of a series will be issuable only in fully registered form. Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Senior Debt Securities, Senior Debt Securities will be issued only in denominations of $1,000 or any integral multiple thereof.

     Senior Debt Securities may be presented for exchange or for registration of transfer (with the form of transfer duly executed) at the office of a transfer agent designated by the Company for such purpose with respect to any series of Senior Debt Securities. If a Prospectus Supplement refers to any transfer agent initially designated by the Company with respect to any series of Senior Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts.

     The Company is not required to issue, register the transfer of, or exchange Senior Debt Securities of any series for the 15-day period prior to the mailing of a notice of redemption and, with respect to any Senior Debt Securities called for redemption in whole or in part (except for the unredeemed portion of any Senior Debt Securities being redeemed in part), following such mailing.

     PAYMENT AND PAYING AGENTS. Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Senior Debt Securities will be made (i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Debt Security Register or (ii) by wire transfer to an account (with a bank located inside the United States) designated by the Person entitled thereto. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on any Debt Security will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest payment.

     All moneys paid by the Company to the Senior Debt Trustee or a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and the holder of such Debt Security will thereafter look only to the Company for payment thereof.

     CONSOLIDATION, MERGER AND TRANSFER OF ASSETS. Under the Senior Indenture, the Company may not consolidate with or merge into any other entity or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any entity, unless: (1) either (a) the Company shall be the continuing corporation or (b) the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the properties and assets of the Company as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest on all the Senior Debt Securities and the performance and observance of every covenant of the Senior Indenture on the part of the Company to be performed or observed; (2) immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; and (3) certain other conditions, if any, are met, as are described in the Prospectus Supplement relating to the Senior Debt Securities being offered thereby.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor entity formed or remaining would be substituted for the Company and the Company would be discharged from all obligations and covenants under the Senior Indenture and the Senior Debt Securities.

     EVENTS OF DEFAULT. Unless otherwise set forth in the applicable Prospectus Supplement and Indenture, the following events will constitute "Events of Default" with respect to a series of Senior Debt Securities: (i) default in the payment of any installment of interest on any Senior Debt Securities in such series for 30 consecutive days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) any Senior Debt Securities in such series when due; (iii) default in the performance of any other covenant or warranty applicable to such series contained in the Senior Debt Securities or the Senior Indenture for a period of 60 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Senior Debt Trustee or to the Company and the Senior Debt Trustee by the holders of 25% in aggregate principal amount of such series of Senior Debt Securities then Outstanding; (iv) default shall have occurred under any other series of Senior Debt Securities or any agreements, indentures or instruments under which the Company then has outstanding Indebtedness in excess of $10 million in the aggregate and, if not already matured in accordance with its terms, such Indebtedness shall have been accelerated and such acceleration shall not have been rescinded or annulled within ten days after notice thereof shall have been given to the Company by the Senior Debt Trustee or to the Company and the Senior Debt Trustee by the holders of at least 25% in aggregate principal amount of such series of Senior Debt Securities then Outstanding, provided, that if, prior to the entry of judgment in favor of the Senior Debt Trustee, such default under such Senior Indenture or instrument shall be remedied or cured by the Company, or waived by the holders of such Indebtedness, then the Event of Default under such Senior Indenture shall be deemed likewise to have been remedied, cured or waived and provided, further, that if such default results from an action of the United States government or a foreign government which prevents the Company from performing its obligations under such agreement, indenture or instrument, the occurrence of such default will not be an Event of Default under such Senior Indenture; (v) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be entered against the Company and shall not be discharged, there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect and there shall have been given written notice of the default to the Company by the Senior Debt Trustee or to the Company and the Senior Debt Trustee by the holders of 25% in aggregate principal amount of such series of Senior Debt Securities then Outstanding; or (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company shall have occurred. If an Event of Default shall occur and be continuing with respect to a series of Senior Debt Securities, either the Senior Debt Trustee or the holders of at least 25% in principal amount of the Outstanding Senior Debt Securities of such series may declare the entire principal amount, or, in the case of Discounted Securities, such lesser amount as may be provided for in such Discounted Securities, of all the Senior Debt Securities of such series to be immediately due and payable.

     Under the Senior Indenture, the Company is required to furnish the Senior Debt Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Senior Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

     The Senior Indenture provides that the Senior Debt Trustee shall, within 90 days after the occurrence of a default with respect to a particular series of Senior Debt Securities (unless such default has been cured or waived), give the holders of the Senior Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on any of the Senior Debt Securities of such series, the Senior Debt Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of the Senior Debt Securities of such series.

     The holders of a majority in principal amount of a particular series of Senior Debt Securities Outstanding have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee with respect to such series or exercising any trust or power conferred on the Senior Debt Trustee, and to waive certain defaults. The Senior Indenture provides that in case an Event of Default shall occur and be continuing, the Senior Debt Trustee shall exercise such of its rights and powers under the Senior Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior

Indenture at the request of any of the holders of the Senior Debt Securities unless they shall have offered to the Senior Debt Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

     SATISFACTION AND DISCHARGE. Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Senior Debt Securities, the Senior Indenture provides that the Company shall be deemed to have satisfied and discharged its obligations under the Senior Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption thereof when (a) the Company has deposited with the Senior Debt Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or to Redemption Date) on, the Senior Debt Securities of such series, (b) the Company has paid all other sums payable with respect to the Senior Debt Securities of such series and (c) certain other conditions are met. Upon such discharge, the holders of the Senior Debt Securities of such series shall no longer be entitled to the benefits of the Senior Indenture, except for certain rights, including registration of transfer and exchange of the Senior Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Senior Debt Securities, and shall look only to such deposited funds.

     Such discharge may be treated as a taxable exchange of the related Senior Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such Senior Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Senior Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of discharge.

     MODIFICATION AND WAIVER. Certain modifications and amendments (which, generally, either benefit or do not affect the holders of Outstanding Senior Debt Securities) of the Senior Indenture may be made by the Company and the Senior Debt Trustee without the consent of holders of the Senior Debt Securities. Other modifications and amendments of each Senior Indenture require the consent of the holders of more than 50% in principal amount of the Outstanding Senior Debt Securities of each series issued under the Senior Indenture affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Senior Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on any Senior Debt Security, (b) reduce the principal amount of (or premium, if any) or interest, if any, on any Senior Debt Security, (c) reduce the amount of principal of a Discounted Senior Debt Security payable upon acceleration of the Maturity thereof, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date) or (e) reduce the percentage in principal amount of Outstanding Senior Debt Securities of any series, the consent of the holders of which is required for modification or amendment of such Senior Indenture or for waiver of compliance with certain provisions of such Senior Indenture or for waiver of certain defaults.

     The holders of a majority in principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the holders of all Senior Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Senior Indenture. The holders of a majority in principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the holders of all Senior Debt Securities of that series waive any past default under the Senior Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Senior Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of that series affected.

PROVISIONS APPLICABLE TO THE SUBORDINATED DEBT SECURITIES

     DENOMINATIONS, REGISTRATION AND TRANSFER. If Subordinated Debt Securities are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, it is presently anticipated that such Subordinated Debt Securities will initially be issued in the form of one or more Global Securities (as defined below). As described herein, under certain limited circumstances, Subordinated Debt Securities may be issued in definitive certificated form in exchange for a Global Security. See
"-- Book-Entry and Settlement" below. Payments on Subordinated Debt Securities issued as a Global Security will be made to DTC or its nominee, a successor depository or its nominee. In the event Subordinated Debt Securities are issued in definitive certificated form, principal and interest will be payable, the transfer of the Subordinated Debt Securities will be registrable and Subordinated Debt Securities will be exchangeable for Subordinated Debt Securities of other denominations of a like aggregate principal amount at the principal corporate trust office of the Subordinated Debt Trustee in New York, New York; provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto.

     SUBORDINATION. The Subordinated Indenture will provide that the Subordinated Debt Securities are subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company whether now existing or hereafter incurred. In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of the Company, or in the event that the maturity of any Senior Indebtedness of the Company has been accelerated because of a default, then in either case, no payment will be made by the Company with respect to the principal (including redemption payments) of or interest on the Subordinated Debt Securities. Upon any distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all Senior Indebtedness of the Company (including interest after the commencement of any bankruptcy, insolvency, receivership or other proceedings at the rate specified in the applicable Senior Indebtedness, whether or not such interest is an allowable claim in any such proceeding) must be paid in full before the holders of Subordinated Debt Securities are entitled to receive or retain any payment. In the event that the Subordinated Debt Securities are declared due and payable before the Maturity Date, then all amounts due or to become due on all Senior Indebtedness shall have been paid in full (including interest after the commencement of any bankruptcy, insolvency, receivership or other proceedings at the rate specified in the applicable Senior Indebtedness, whether or not such interest is an allowable claim in any such proceeding) before holders of the Subordinated Debt Securities are entitled to receive or retain any payment. Upon satisfaction of all claims of all Senior Indebtedness then outstanding, the rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness of the Company to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full.

     The term "Senior Indebtedness" means, with respect to the Company, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of the Company for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise, including under all support agreements or guarantees by the Company of debentures, notes and other securities issued by its subsidiaries; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company); except in each case for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debt Securities, and (2) any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with the Company that is a financing entity of the Company (a "financing entity") in connection with the issuance by such financing entity of securities that are similar to the Preferred Securities. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

     The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company.

     OPTION TO CHANGE SCHEDULED MATURITY DATE. The Company may extend the scheduled maturity date for one or more periods. The Company must satisfy the following conditions on the date the Company exercises such right and on the Maturity Date then in effect prior to such proposed extension: (a) the Company is not in bankruptcy or otherwise insolvent, (b) the Company is not in default on any Subordinated Debt Securities issued to the Trust or to any trustee of the Trust in connection with an issuance of Trust Securities by the Trust, (c) the Company has made timely payments on the Subordinated Debt Securities for the immediately preceding six quarters without deferrals, (d) the Trust is not in arrears on payments of distributions on the Trust Securities, (e) the Subordinated Debt Securities or Preferred Securities are rated investment grade by any one of Standard & Poor's Corporation, Moody's Investors Service, Inc., Fitch Investor Services, Duff & Phelps Credit Rating Company or any other nationally recognized statistical rating organization, and (f) the final maturity of such Subordinated Debt Securities is not later than the 49th anniversary of the issuance of the Preferred Securities. Pursuant to the Declaration, the Regular Trustees are required to give notice of the Company's election to change the Maturity Date to the holders of the Preferred Securities.

     OPTION TO EXTEND INTEREST PAYMENT PERIOD. The Company has the right, from time to time, to defer payment of interest on the Subordinated Debt Securities for up to 20 consecutive quarters, provided that no Extension Period may extend beyond the Maturity Date of the Subordinated Debt Securities. There could be multiple Extension Periods of varying lengths during the term of the Subordinated Debt Securities. At the end of each Extension Period, if any, the Company shall pay all interest then accrued and unpaid, together with interest thereon, compounded quarterly at the rate specified for the Subordinated Debt Securities to the extent permitted by applicable law ("Compound Interest"). In the event the Company exercises this right, then during any Extension Period,
(a) the Company shall not declare or pay any dividends on, make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock and (b) the Company shall not, directly or indirectly, and will not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company that rank pari passu with or junior to the Subordinated Debt Securities; provided, however, that, the restriction in clause
(a) above does not apply (i) to repurchases or acquisitions of shares of common stock of the Company as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) as a result of an exchange or conversion of any class or series of the Company's capital stock for common stock, (iii) to the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged or (iv) to the payment of any stock dividend by the Company payable in common stock. Prior to the termination of any such Extension Period, the Company may further defer payments of interest by extending the interest payment period; provided, however, that each Extension Period, including all such previous and further extensions if any, may not exceed 20 consecutive quarters or extend beyond the Maturity Date. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable.

     COVENANTS RELATING TO THE TRUST. The Subordinated Indenture requires that for so long as the Preferred Securities and the Common Securities remain outstanding, the Company will be required to (i) maintain 100% of direct or indirect ownership of the Common Securities, provided, however, that any permitted successor of the Company under the Subordinated Indenture may succeed to the Company's ownership of the Common Securities, (ii) not voluntarily dissolve, wind-up or terminate the Trust, except in connection with the distribution of Subordinated Debt Securities or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, (iii) timely perform its duties as sponsor of the Trust, (iv) use its reasonable efforts to cause the Trust (a) to remain a business trust classified as a grantor trust, except in connection with a distribution of the Subordinated Debt Securities to the holders of Preferred Securities in liquidation of the Trust, the redemption of all of the Preferred Securities and Common Securities of the Trust or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (b) continue not to be treated as an association taxable as a corporation for United States federal income tax purposes other than in connection with a distribution of the Subordinated Debt Securities to the holders of Preferred Securities in liquidation of the Trust, and (v) use its reasonable efforts to cause each holder of Preferred Securities and Common Securities to be treated as owning an undivided beneficial interest in the Subordinated Debt Securities.

     CONSOLIDATION, MERGER AND TRANSFER OF ASSETS. Upon any consolidation of the Company with, or merger of the Company into, any other person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety, the successor person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Subordinated Indenture with the same effect as the Company prior to such transaction, and thereafter, except in the case of a lease, the Company shall be relieved of all obligations and covenants under the Subordinated Indenture and the Subordinated Debt Securities.

     EVENTS OF DEFAULT. The occurrence of any of the following events with respect to the Subordinated Debt Securities will, unless otherwise specified, constitute an "Event of Default" with respect to the Subordinated Debt
Securities: (i) default for thirty (30) days in the payment of any installment of interest on the Subordinated Debt Securities; (ii) default in the payment of any of the principal of the Subordinated Debt Securities when due, whether at maturity, upon redemption, by declaration of acceleration or otherwise; (iii) default for sixty (60) days by the Company in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Securities or the Subordinated Indenture (other than a covenant or agreement default which is specifically designated as having a different time period) for the benefit of the Subordinated Debt Securities after written notice thereof as provided in the Subordinated Indenture; (iv) (a) an event of default occurs under any instrument (including the Subordinated Indenture) under which there is at the time outstanding, or by which there may be secured or evidenced, any indebtedness of the Company for money borrowed by the Company (other than non-recourse indebtedness) which results in acceleration or nonpayment at maturity (after giving effect to any applicable grace period) of such indebtedness in an aggregate amount exceeding $15 million, or any such indebtedness exceeding $15 million shall otherwise be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled prepayment or exercise of an optional prepayment right), prior to the stated maturity thereof, or any failure by the Company to make any payment under a guarantee in respect of any indebtedness, in each case in an amount of at least $15 million, on the date such payment is due (or within any grace period specified in the agreement or other instrument governing such indebtedness); in which case the Company shall immediately give notice to the Trustee of such acceleration or non-payment, and
(b) there shall have been a failure to cure such default or to pay or discharge such defaulted indebtedness within ten (10) days after written notice thereof as provided in the Subordinated Indenture; (v) any final non-appealable judgment or order for the payment of money in excess of $15 million is rendered against the Company, such judgment or order is not satisfied by payment or bonded and either enforcement proceedings have been commenced by the judgment creditor or there has been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not have been in effect; provided, however, that a judgment or order fully covered by insurance (or a judgment or order for the payment of money covered by insurance to the extent of all payments in excess of $15 million), which coverage has not been disputed by the insurer, shall not be considered a default or an Event of Default; or (vi) certain events of bankruptcy, insolvency or reorganization relating to the Company.

     In addition, an Event of Default shall include the voluntary or involuntary dissolution or winding up of the business of the Trust or other termination of the existence of the Trust, other than in connection with (i) the distribution of the Subordinated Debt Securities to holders of the Trust Securities in liquidation of their interests in the Trust, (ii) the redemption of all of the outstanding Trust Securities, or (iii) certain mergers, consolidations or amalgamations of the Trust, each as permitted by the Declaration.

     If any Event of Default shall occur and be continuing, the Property Trustee, as the holder of the Subordinated Debt Securities, will have the right to declare the principal of and the interest on the Subordinated Debt Securities (including any Compound Interest and any other amounts payable under the Subordinated Indenture) to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Subordinated Debt Securities subject to the subordination provisions in the Subordinated Indenture. An Event of Default also constitutes a Declaration Event of Default. If the Property Trustee fails to enforce its rights with respect to the Subordinated Debt Securities held by the Trust, any record holder of Preferred Securities may institute legal proceedings directly against the Company to enforce the Property Trustee's rights under such Subordinated Debt Securities without first instituting any legal proceedings against such Property Trustee or any other person or entity. In addition, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Subordinated Debt Securities issued to the Trust on the date such interest or principal is otherwise payable, then a record holder of Preferred Securities may institute a proceeding directly against the Company for enforcement of payment to the record holder of the Preferred Securities of the principal of or interest on the Subordinated Debt Securities on or after the respective due dates specified in the Subordinated Debt Securities, and the amount of the payment will be based on the holder's pro rata share of the amount due and owing on all of the Preferred Securities. The record holder in the case of the issuance of one or more global Preferred Securities certificates will be DTC acting at the direction of its Direct Participants, who in turn will be acting at the direction of the Beneficial Owners. The holders of Preferred Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights, with respect to other than principal and interest payments on the Subordinated Debt Securities, as the holder of the Subordinated Debt Securities. See "Description of the Preferred Securities -- Declaration Events of Default" and "Description of the Preferred Securities -- Voting Rights."

     SATISFACTION AND DISCHARGE. Except as may otherwise be set forth in the Prospectus Supplement relating to Subordinated Debt Securities, the Subordinated Indenture provides that the Company shall be deemed to have satisfied and discharged its obligations under the Subordinated Debt Securities (with certain exceptions) at any time prior to the final maturity or redemption thereof when
(a) the Company has deposited with the Subordinated Debt Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to maturity (or to Redemption Date) on, the Subordinated Debt Securities,
(b) the Company has paid all other sums payable with respect to the Subordinated Debt Securities and (c) certain other conditions are met. Upon such discharge, the holders of the Subordinated Debt Securities of such series shall no longer be entitled to the benefits of the Subordinated Indenture, except for certain rights, including registration of transfer and exchange of the Subordinated Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Subordinated Debt Securities, and shall look only to such deposited funds.

     Such discharge may be treated as a taxable exchange of the related Subordinated Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust referred to in the prior paragraph. In that case, holders of such Subordinated Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Subordinated Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of discharge.

     MODIFICATION AND WAIVER. Certain modifications and amendments (which, generally, either benefit or do not affect the holders of Subordinated Debt Securities) of the Subordinated Indenture may be made by the Company and the Subordinated Debt Trustee without the consent of holders of the Subordinated Debt Securities. Other modifications and amendments of each Subordinated Debenture require the consent of the holders of more than 50% in principal amount of the Subordinated Debt Securities issued under the Subordinated Indenture affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Subordinated Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on any Subordinated Debt Security, (b) reduce the principal amount of (or premium, if any) or interest, if any, on any Subordinated Debt Security, (c) reduce the amount of principal of a Subordinated Debt Security payable upon acceleration of the Maturity thereof, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Subordinated Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date) or (e) reduce the percentage in principal amount of Outstanding Senior Debt Securities of any series, the consent of the holders of which is required for modification or amendment of such Senior Indenture or for waiver of compliance with certain provisions of such Senior Indenture or for waiver of certain defaults.

     The holders of a majority in principal amount of the Subordinated Debt Securities may on behalf of the holders of all Subordinated Debt Securities waive compliance by the Company with certain restrictive provisions of the Subordinated Indenture. The holders of a majority in principal amount of the Subordinated Debt Securities may on behalf of the holders of all Subordinated Debt Securities waive any past default under the Subordinated Indenture, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Subordinated Debt Security or in respect of a provision which under the Subordinated Indenture cannot be modified or amended without the consent of the holder of each Subordinated Debt Security affected; provided, however, that no waiver of any past default or compliance with any covenant shall be effective without the prior consent of the holders of at least a majority of the aggregate liquidation preference of the outstanding Preferred Securities unless the principal of and any premium on the Subordinated Debt Securities and all accrued and unpaid interest thereon has been paid in full.

                          DESCRIPTION OF COMMON STOCK

     AFG is incorporated under the laws of the State of Ohio. The following description is a summary and is qualified in its entirety by the provisions of AFG's Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law.

     The total number of authorized shares of Common Stock is 200,000,000. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.

     Subject to preferences which may be granted to holders of preferred stock, holders of Common Stock are entitled to such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any preferred stock liquidation preferences.

     AFG is authorized to issue 12,500,000 shares of voting preferred stock and 12,500,000 shares of nonvoting preferred stock, each without par value, none of which is outstanding. AFG's Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to designate for any series of preferred stock not fixed in AFG's Articles of Incorporation the designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Ohio General Corporation Law.

     AFG's stock option plan allows for the grant of options for shares of Common Stock at a price not less than the fair market value of the underlying Common Stock at the date of grant. Options granted to officers and key employees become exercisable at the rate of 20% per year commencing one year after grant; those granted to non-employee directors of AFG are fully exercisable upon grant. All options expire ten years after the date of grant. At December 31, 1996, there were 5.4 million shares of Common Stock reserved for issuance upon exercise of the options and 3.3 million options outstanding.

     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     The Company acts as its own transfer agent and registrar.

                DESCRIPTION OF PREFERRED SECURITIES OF THE TRUST

     The following summary of certain provisions of the Declaration of Trust of the Trust (the "Declaration") does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration, a copy of which has been filed with the Commission.

     The Trust may issue a series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration authorizes the Regular Trustees of the Trust to issue on behalf of the Trust one series of Preferred Securities. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be established by the Regular Trustees in accordance with the Declaration or as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to any Prospectus Supplement relating to the Preferred Securities of the Trust for specific terms of the Preferred Securities, including, to the extent applicable, (i) the distinctive designation of such Preferred Securities, (ii) the number of Preferred Securities issued by the Trust, (iii) the annual distribution rate (or method of determining such rate) for Preferred Securities issued by the Trust and the date or dates upon which such distributions shall be payable (provided, however, that distributions on such Preferred Securities shall, subject to any deferral provisions, and any provisions for payment of defaulted distributions, be payable on a quarterly basis to Holders of such Preferred Securities as of a record date in each quarter during which such Preferred Securities are outstanding), (iv) any right of the Trust to defer quarterly distributions on the Preferred Securities as a result of an interest deferral right exercised by the Company on the Debt Securities held by the Trust; (v) whether distributions on Preferred Securities shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities shall be cumulative, (vi) the amount or amounts which shall be paid out of the assets of the Trust to the Holders of Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust, (vii) the obligation or option, if any, of the Trust to purchase or redeem Preferred Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation or option, (viii) the voting rights, if any, of Preferred Securities in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the Holders of Preferred Securities as a condition to specified action or amendments to the Declaration, (ix) the terms and conditions, if any, upon which Debt Securities held by the Trust may be distributed to holders of Preferred Securities, and (x) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities consistent with the Declaration or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of Trust Guarantee." Certain United States federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

     The Declaration authorizes the Regular Trustees to issue on behalf of the Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be established by the Regular Trustees in accordance with the Declaration or as shall otherwise be set forth therein. The terms of the Common Securities issued by the Trust will be substantially identical to the terms of the Preferred Securities issued by the Trust, and the Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities except that, if an event of default under the Declaration has occurred and is continuing, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. An event of default under the Declaration will be deemed to have occurred whenever an event of default (as defined in the Indenture) shall have occurred with respect to the Debt Securities held by the Trust. Except in certain limited circumstances, the Common Securities will also carry the right to vote and to appoint, remove or replace any of the Trustees of the Trust. All of the Common Securities of the Trust will be directly or indirectly owned by the Company.

                         DESCRIPTION OF TRUST GUARANTEE

     Set forth below is a summary of information concerning the Trust Guarantee that will be executed and delivered by the Company for the benefit of the holders, from time to time, of Preferred Securities. The Trust Guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as indenture trustee under the Trust Guarantee (the "Preferred Securities Guarantee Trustee"). The terms of the Trust Guarantee will be those set forth in such Trust Guarantee and those made part of such Trust Guarantee by the Trust Indenture Act. The summary of certain provisions of the Trust Guarantee does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the form of Trust Guarantee, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the Trust Indenture Act. The Trust Guarantee will be held by the Preferred Securities Guarantee Trustee for the benefit of the holders of the Preferred Securities of the Trust.

GENERAL

     Pursuant to the Trust Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full to the holders of the Preferred Securities, the Trust Guarantee Payments (as defined below) (except to the extent paid by the Trust), as and when due, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert. The following payments or distributions with respect to the Preferred Securities (the "Trust Guarantee Payments"), to the extent not paid by the Trust, will be subject to the Trust Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on such Preferred Securities, to the extent the Trust shall have funds available therefor, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption (the "Redemption Price"), to the extent the Trust has funds available therefor, with respect to any Preferred Securities called for redemption by the Trust and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Debt Securities to the holders of Preferred Securities or the redemption of all of the Preferred Securities upon maturity or redemption of the Debt Securities) the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent the Trust has funds available therefor or (b) the amount of assets of the Trust remaining for distribution to holders of such Preferred Securities in liquidation of the Trust. The Company's obligation to make a Trust Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Preferred Securities or by causing the Trust to pay such amounts to such holders.

     The Trust Guarantee will be a full and unconditional guarantee with respect to the Preferred Securities from the time of issuance of such Preferred Securities but will not apply to any payment of distributions except to the extent the Trust shall have funds available therefor. If the Company does not make interest or principal payments on the Debt Securities purchased by the Trust, the Trust will not pay distributions on the Preferred Securities issued by the Trust and will not have funds available therefor.

     The Company has also agreed to irrevocably and unconditionally guarantee the obligations of the Trust with respect to the Common Securities (the "Trust Common Guarantee") to the same extent as the Trust Guarantee, except that, if an Event of Default under the Indenture has occurred and is continuing, holders of Preferred Securities under the Trust Guarantee shall have priority over holders of the Common Securities under the Trust Common Guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF THE COMPANY

     In the Trust Guarantee, the Company will covenant that, so long as any Preferred Securities remain outstanding, if there shall have occurred any event of default under the Trust Guarantee or under the Declaration, then (a) the Company will not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock; (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank pari passu with or junior to the Debt Securities issued to the Trust and (c) the Company shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Trust Guarantee)provided, however, that the Company may declare and pay a stock dividend where the dividend stock is the same stock as that on which the dividend is being paid.

MODIFICATION OF THE TRUST GUARANTEES; ASSIGNMENT

     Except with respect to any changes that do not adversely affect the rights of holders of Preferred Securities (in which case no consent of such holders will be required), the Trust Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Preferred Securities. The manner of obtaining any such approval of holders of such Preferred Securities will be set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in the Trust Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Trust Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Securities Guarantee Trustee in respect of the Trust Guarantee or to direct the exercise of any trust or power conferred upon the Preferred Securities Guarantee Trustee under the Trust Guarantee.

     If the Preferred Securities Guarantee Trustee fails to enforce the Trust Guarantee, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Trust Guarantee without first instituting a legal proceeding against the Trust, the Preferred Securities Guarantee Trustee or any other person or entity. The Company has waived any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against the Company.

     The Company will be required to provide annually to the Preferred Securities Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under the Trust Guarantee and as to any default in such performance.

INFORMATION CONCERNING THE PREFERRED SECURITIES GUARANTEE TRUSTEE

     The Preferred Securities Guarantee Trustee, prior to the occurrence of a default, undertakes to perform only such duties as are specifically set forth in the Trust Guarantee and, after default with respect to the Trust Guarantee, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Preferred Securities Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Trust Guarantee at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE TRUST GUARANTEE

     The Trust Guarantee will terminate as to the Preferred Securities upon full payment of the Redemption Price of all Preferred Securities, upon distribution of the Debt Securities held by the Trust to the holders of all of the Preferred Securities or upon full payment of the amounts payable in accordance with the Declaration upon liquidation of the Trust. The Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Trust Guarantee.

STATUS OF THE TRUST GUARANTEE

     The Trust Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, including the Debt Securities, except those liabilities of the Company made pari passu or subordinate by their terms, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock of any affiliate of the Company and (iii) senior to the Company's Common Stock. The terms of the Preferred Securities provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Trust Guarantee.

     The Trust Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Trust Guarantee without instituting a legal proceeding against any other person or entity).

                              PLAN OF DISTRIBUTION

     The Company and the Trust may offer and sell Securities in any of the following ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, (iv) through dealers or (v) through a combination of any such methods. The Prospectus Supplement with respect to an offering of Securities will set forth the terms of such offering, including, to the extent applicable, the name or names of any underwriters (and any managing underwriters), the names of any dealers or agents, the purchase price of the Securities and the proceeds to the Company or the Trust from such sale, any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges or interdealer quotation system on which such Securities are expected to be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may be offered and sold, and offers to purchase such securities may be solicited, by agents designated by the Company or the Trust from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and the terms of such agency (including any commissions payable by the Company or the Trust to such agent) will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If an underwriter or underwriters are utilized in the sale of Securities, the Company or the Trust will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the managing underwriter or managing underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which such Prospectus Supplement is delivered to the public. If underwriters are used in the sale, such underwriters will acquire Securities for their own account and may resell such Securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. If any underwriters are utilized in the sale of the Securities, unless otherwise set forth in the Prospectus Supplement relating thereto the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities, if any are purchased.

     If a dealer is utilized in the sale of the Securities, the Company or the Trust will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under agreements that may be entered into with the Company or the Trust to indemnification by the Company or the Trust against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for the Company and affiliates of the Company. Any agents, dealers or underwriters participating in the offering of Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended, of the Securities so offered.

     Offers to purchase Securities may be solicited directly by the Company or the Trust and sales thereof may be made by the Company or the Trust directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

     Each series of Securities will be a new issue of securities and may have no established trading market. Agents and underwriters may from time to time purchase and sell Securities in the secondary market or may make a market in the Securities, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Securities or liquidity in the secondary market if one develops.

     If so indicated in the applicable Prospectus Supplement, the Company or the Trust will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Securities from the Company or the Trust at the public offering price set forth in the applicable Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on a specified date in the future. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers or agents soliciting purchases of Securities pursuant to Contracts accepted by the Company or the Trust. The Contracts will be subject to the conditions set forth in the applicable Prospectus Supplement.

     As one of the means of direct issuances of Securities, the Company or the Trust may utilize the services of an entity through which it may conduct an electronic "dutch auction" or similar offering of the Securities among potential purchasers who are eligible to participate in the auction or offering of such Securities, if so described in the applicable Prospectus Supplement.

     The anticipated place and time of delivery for the Securities in respect of which this Prospectus is delivered will be set forth in the applicable Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby other than the Preferred Securities will be passed upon for the Company and the Trust by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain United States federal income taxation matters also will be passed upon for the Company and the Trust by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C. Attorneys in the Keating, Muething & Klekamp law firm hold certain Securities of the Company and the Trust. Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon for the Trust by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware.

                                    EXPERTS

     The consolidated financial statements of the Company's predecessor appearing in its Annual Report (Form 10-K) for the year ended December 31, 1996, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
Prospectus Supplement Summary...........    S-2
The Company.............................    S-2
The Offering............................    S-2
Recent Developments.....................    S-3
Summary Historical Financial
  Information...........................    S-4
Risk Factors............................    S-5
Capitalization..........................    S-9
Use of Proceeds.........................   S-10
Description of Senior Debentures........   S-10
Underwriting............................   S-12

                  PROSPECTUS
Available Information...................      2
Incorporation of Certain Documents by
  Reference.............................      3
The Company.............................      4
The Trust...............................      4
Use of Proceeds.........................      5
Ratio of Earnings to Fixed Charges......      5
Description of Debt Securities..........      6
Description of Common Stock.............     14
Description of Preferred Securities of
  the Trust.............................     14
Description of Trust Guarantee..........     15
Plan of Distribution....................     18
Legal Matters...........................     19
Experts.................................     19

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                                  $100,000,000
                         AMERICAN FINANCIAL GROUP, INC.
                            7 1/8% Senior Debentures
                                    Due 2007
                             PROSPECTUS SUPPLEMENT
                           CREDIT SUISSE FIRST BOSTON

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
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